Code of Ethics

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

1.	The adviser’s fiduciary duty to its clients;

2.	Compliance with all applicable federal securities laws;

3.	Reporting and review of personal securities transactions and holdings;

4.	Reporting of violations of the code; and

5.	The provision of the code to all Supervised Persons (as defined in the Advisers Act).

Policies and Procedures

Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws

At all times, Eagle Capital Management, LLC (“Eagle Capital”) and its Supervised Persons must comply with the spirit and the letter of the federal securities laws and the rules governing the capital markets. The Chief Compliance Officer (“CCO”) administers the Code of Ethics (the “Code”). All questions regarding the Code should be directed to the CCO. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Eagle Capital to comply with all applicable federal securities laws and (ii) the CCO to discharge his or her duties under Eagle Capital’s Compliance Manual (the “Compliance Manual”).

All Supervised Persons will act with competence, dignity, integrity, and in an ethical manner when dealing with clients, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Eagle Capital’s services, and engaging in other professional activities.

Eagle Capital expects all Supervised Persons to adhere to the highest standards with respect to any potential conflicts of interest with clients. As a fiduciary, Eagle Capital must act in its clients’ best interests. Neither Eagle Capital nor any Supervised Person should ever benefit at the expense of any client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons are generally expected to discuss any perceived risks, or concerns about Eagle Capital’s business practices, with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Eagle Capital or its Supervised Persons could have severe negative consequences for Eagle Capital, its clients and investors, and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who had no involvement in the problematic activities.

Supervised Persons must promptly report any improper or suspicious activities, including any suspected violations of the Code or the federal securities laws, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Supervised Persons are encouraged to seek advice from the CCO and the principal officer with respect to any action or transaction which may violate this Code and to refrain from any action or transaction which might lead to the appearance of a violation. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the principal officer and/or COO on the matter. Any problems identified during the review will be addressed in ways that reflect Eagle Capital’s fiduciary duty to its clients.

A Supervised Person’s identification of a material compliance issue will be viewed favorably by Eagle Capital’s senior executives. Retaliation against any Supervised Person who reports a violation of the Code in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the principal officer directly.

Violations of this Code or the other policies and procedures set forth in the Compliance Manual may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Supervised Person’s supervisor, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the Securities and Exchange Commission (“SEC”), making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a Supervised Person to civil, regulatory or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

For the avoidance of doubt, nothing in this Compliance Manual prohibits Supervised Persons from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Supervised Persons do not need prior authorization from their supervisor, senior management, the CCO, or any other person or entity affiliated with Eagle Capital to make any such reports or disclosures and do not need to notify Eagle Capital that they have made such reports or disclosures. Additionally, nothing in the Compliance Manual prohibits Supervised Persons from recovering an award pursuant to a whistleblower program of a government agency or entity.

Distribution of the Code and Acknowledgement of Receipt

Eagle Capital will distribute the Compliance Manual and the Code to each Supervised Person upon the commencement of employment, annually, and upon any material change to the Code or any material change to the Compliance Manual.

All Supervised Persons must use ComplySci to acknowledge that they have received, read, understood, and agree to comply with the policies and procedures described in the Compliance Manual and the Code. In addition to the acknowledgement, Supervised Persons will be required to complete an Annual Compliance Questionnaire Supplement Certification Acknowledgement.

Personal Securities Transactions

Supervised Persons trades should be executed in a manner consistent with our fiduciary obligations to our clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Access Persons’ (as defined below) trades must not be inappropriately timed to precede orders placed for any client, nor should trading activity be so excessive as to conflict with the Supervised Person’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

Eagle Capital’s Personal Securities Transactions policies and procedures apply to all accounts holding any securities over which Access Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household, or non-clients over which Access Persons exercise investment discretion. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

For purposes of this Personal Securities Transactions section, the term “Access Person” includes:

●	Any employee who has access to nonpublic information regarding any client’s trading, who is involved in making securities recommendations to clients, or who has access to nonpublic securities recommendations;

●	All of Eagle Capital’s directors, officers, and partners;

●	Any other person so designated by the CCO by notice to such person; and

●	Any consultant, intern, or independent contractor hired or engaged by Eagle Capital and designated by the CCO as an Access Person that has access to Eagle Capital’s nonpublic securities recommendations.

For the avoidance of doubt, all of Eagle Capital’s employees are considered Access Persons.

It may be possible for Access Persons to exclude accounts held personally or by immediate family members sharing the same household if the Access Person does not have any direct or indirect influence or control over the accounts, or if the Access Person can rebut the presumption of beneficial ownership over family members’ accounts. Access Persons should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

Eagle Capital requires Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any security, except:

●	Direct obligations of the Government of the United States;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

●	Shares issued by money market funds;

●	Shares issued by open-end investment companies registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), other than investment companies advised or underwritten by Eagle Capital or an affiliate;

●	Interests in 529 college savings plans; and

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies registered under the Investment Company Act, none of which are advised or underwritten by Eagle Capital or an affiliate.

Any Access Person who purchases or sells virtual currency or cryptocurrency coins or tokens that are being offered, or previously were offered, as part of an initial coin offering (“ICO”), should consult with the CCO as to whether such coins or tokens would be considered securities for purposes of this policy. If the CCO determines, based on the structure of the ICO and relevant SEC guidance, that such coins or tokens should be considered securities, the coins or tokens will be considered “Reportable Securities” for purposes of this policy. For the avoidance of doubt, virtual currency or cryptocurrency coins or tokens that were created outside the context of an ICO are not deemed securities under this policy.

Pre-Trade Approval Requirement

Access Persons must have written pre-trade approval for all securities transactions, except for securities considered not reportable, as clarified by the list provided directly above. Any transactions involving initial public offerings (“IPOs”) or private placements require prior approval before the execution of such transactions. The “gifting” of securities by Access Persons will be treated as a sale of securities for the purposes of this policy and will be subject to the pre-trade approval requirement.

Additionally, purchases or sales of exchange-traded products (including exchanged-traded funds (“ETFs”) and exchange-traded notes (“ETNs”)) representing or attempting to track or outperform the performance of a group, benchmark, basket of securities or pool of assets (e.g., HHH, QQQ, and SPY) do not require pre-trade approval, provided that Eagle Capital does not serve as investment adviser to such exchange-traded product. All such securities that do not require pre-trade approval shall be deemed “Pre-Trade Exempt Securities.” Pre-Trade Exempt Securities are still considered Reportable Securities and are subject to the reporting requirements described in the “Reporting” section below. For the avoidance of doubt, exchange-traded products for which Eagle Capital serves as investment adviser shall not be deemed “Pre-Trade Exempt Securities.”

Access Persons must use ComplySci to seek pre-trade approval.

Gray List

Eagle Capital maintains a “gray list” which identifies securities, the trading of which in personal accounts may pose conflicts of interest or raise other questions. For clarity, any transactions in securities on the “gray list” must be preapproved. Securities on the “gray list” include:

●	Any securities managed by Eagle Capital in any client portfolios (other than ETFs and ETNs);

●	Any securities considered as an agenda item at an Eagle Capital research meeting held within the last six months;

●	Any security that is the subject of material analysis by Eagle Capital’s Research Team (as a function of meetings with public company representatives, engagement with external information sources (including expert network firms) or otherwise);

●	Any other security which Eagle Capital may imminently acquire in a client portfolio; and

●	Any other security that the Compliance Team deems suitable to include.

The “gray list” will be maintained by the Compliance Team (and will be communicated as required to Access Persons in relation to pre-trade approval requests or otherwise).

Securities not on the “gray list” are referred to as being on the “white list”. For the avoidance of doubt, the “white list” is not intended to be a list maintained by the Compliance Team, but rather is a term to refer to securities not on the “gray list.”

Review

Following the completion of any required analysis, pre-trade approval for trading in securities other than Pre-Trade Exempt Securities will need to be provided by the Compliance Team. As the case requires, the CCO may, in his or her sole discretion, determine that pre-trade approval must also be received from the Trading Team and from a CIO Team member (and, additionally, as it relates to any pre-trade approval request concerning any “gray list” security (other than ETFs and ETNs), CIO Team approval will be required to be provided as follows: (i) in the event that the principal officer is not an interested party in relation to the pre-trade approval request, by the principal officer and at least one other Co-CIO or (ii) in the event that the principal officer is an interested party in relation to the pre-trade approval request, by at least two other Co-CIOs). As it relates to pre-trade approval of private placements, at the discretion of the CCO or his or her delegate, such approval may be granted solely by the Compliance Team (without further input from the Trading Team or the CIO Team). The specifics regarding any such approval (including in relation to a private placement) granted solely by the Compliance Team (without further input from the Trading Team or the CIO Team) may be sent on an “FYI only” basis to the CIO Team (i.e., for the CIO Team’s general awareness) following such approval by the Compliance Team. As it relates to any pre-trade analysis that is required in relation to any transaction associated with a member of the Compliance Team, such analysis will be conducted by (and to the extent applicable any pre-trade approval will be provided by) some of all of the following individuals: another member of the Compliance Team, the Trading Team, the CIO Team and / or the COO.

Pre-trade approval will be assessed on a case-by-case basis based on a variety of factors. Pre-trade approval for transactions in securities on the “gray list” will be subject to materially increased scrutiny, and like any pre-trade approval request may or may not be approved. Further, pre-trade approval will not be provided in instances where:

●	Eagle Capital is presently implementing or imminently considering a model or similar change in the security in question;

●	Eagle Capital is anticipating (on the day of the request or on the next trading day) an individual client cash flow (i.e., new client funding, deposit, withdrawal, or termination)) of greater than $50 million where the security in question may be traded;

●	The pre-trade approval is for a transaction in a security included on Eagle Capital’s separately maintained Firm-Level Material Non-Public Information List (i.e., Eagle Capital’s “restricted list”).

Approval or Denial

Eagle Capital may reject any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper.

Any pre-trade approval related to any security on the “gray list” will be valid only for the day that the pre-trade approval was provided. Upon receiving pre-trade approval related to any security on the “gray list,” trading by the individual should take place as soon as practicable on the trading day on which the pre-trade approval was provided. Any pre-trade approval related to any security on the “white list” will be valid for 72 hours following receipt of the pre-trade approval.

Owing to a variety of potential factors, following the execution of a pre-approved trade, an Access Person may be required to immediately “unwind a trade” at the sole discretion of the CCO. At the sole discretion of the CCO, any monetary gain associated with any such “unwound trade” may need to be donated to a charity of the Access Person’s choice.

Reporting

Eagle Capital must collect certain information regarding the personal trading activities and holdings of all Access Persons. As more fully outlined below, Access Persons must submit quarterly reports regarding certain securities transactions and newly opened accounts, as well as annual reports regarding certain holdings and existing accounts.

Quarterly Transaction Reports and Newly Opened Accounts

Each quarter, Access Persons must report all Reportable Securities transactions in accounts in which they have a beneficial interest. Access Persons must also report any accounts opened during the quarter that hold any securities (including securities excluded from the definition of a Reportable Security). Reports regarding Reportable Securities transactions and newly opened accounts must be submitted through ComplySci within 30 days of the end of each calendar quarter.

If an Access Person did not have any transactions or account openings to report, this should be indicated on ComplySci within 30 days of the end of each calendar quarter.

Access Persons must utilize ComplySci to fulfill quarterly reporting obligations.

Initial and Annual Holdings Reports

Access Persons must periodically report the existence of any account that holds any securities (including securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted on ComplySci on or before February 14th of each year, and within 10 days of an individual first becoming an Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Access Person. Initial and annual holdings reports should be submitted on ComplySci.

Initial and annual reports must disclose the existence of all accounts that hold any securities, even if none of those securities fall within the definition of a “Reportable Security.”

If a Supervised Person does not have any holdings and/or accounts to report, this should be indicated on ComplySci within 10 days of becoming an Access Person and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Access Person is not required to submit:

●	Quarterly reports for any transactions effected pursuant to an automatic investment plan; or

●	Any reports with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the automatic investment plan, a copy of the discretionary account management agreement and/or a written certification from the unaffiliated investment adviser, and may provide Access Persons with the exact wording and a clear definition of “no direct or indirect influence or control” that the adviser consistently applies to all Access Persons. On a sample basis, the CCO may request reports on holdings and/or transactions made in accounts subject to these exceptions to identify transactions that would have been prohibited pursuant to Eagle Capital’s Code, absent reliance on the reporting exception. Access Persons who claim they have no direct or indirect influence or control over an account are also required to complete a certification upon becoming an Access Person and annually thereafter.

Reliance on this independently managed account exception is conditioned on Eagle Capital’s receipt of the certification, which is to be submitted through ComplySci as well as other satisfactory documentary evidence (e.g., copy of advisory agreement, certification from adviser) as may be required by the CCO. Access Persons should consult with the CCO before excluding any accounts, especially those held by immediate family members or those sharing the same household.

Personal Trading and Holdings Reviews

Eagle Capital’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Transactions and holdings of Access Persons will be maintained in confidence except to the extent necessary to implement and enforce the provisions of this Code to comply with requests for information from government agencies or as may otherwise be determined in the sole discretion of the CCO.

The CCO or a designee will review all reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially improper behavior, and will compare Access Person trading with clients’ trades as necessary. ComplySci will record the date of the submission reporting from Access Persons. Upon review of the reporting, CCO or a designee will record the date of the review and will maintain documentation of any issues noted. Any personal trading that appears improper may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

A member of the Compliance Team will use ComplySci to monitor the CCO’s personal securities transactions for compliance with the Personal Securities Transactions policies and procedures.

Disclosure of the Code of Ethics

Eagle Capital will describe the Code in Part 2 of Form ADV and, upon request, furnish clients and investors with a copy of the Code. All client requests for the Code should be directed to the CCO. All terms not otherwise defined herein shall have their respective meanings within the Eagle Capital Compliance Manual.